Absci Corporation
18105 SE Mill Plain Blvd
Vancouver, WA 98683

August 31, 2022

Via EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Absci Corporation: Registration Statement on Form S-3 filed August 24, 2022 (File No. 333-267043)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Absci Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 2, 2022, at 4:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Maggie Wong of Goodwin Procter LLP at (415) 733-6071.

Sincerely,
Absci Corporation

/s/ Gregory Schiffman
Gregory Schiffman
Chief Financial Officer

cc:	Sean McClain, Absci Corporation
Kingsley Taft, Goodwin Procter LLP
Maggie Wong, Goodwin Procter LLP